UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ASTA Funding Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46220109
(CUSIP Number)

Bruce Hayek, 3047 Fillmore Street, San Francisco, CA 94123 - 415-800-8212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RBF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
583,198 shares of common stock
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
583,198 shares of common stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
583,198 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.  Security and Issuer

Common Stock

ASTA Funding Inc.

210 Sylvan Ave., Englewood Cliffs, New Jersey 07632

Item 2. Identity and Background

  RBF Capital LLC

  3047 Fillmore Street, San Francisco, CA 94123

  N/A

  N/A

  N/A

  N/A

Item 3. Source and Amount of Funds or Other Considerations

Ordinary course of business, investments and trading, $5,331,002 cost basis.

Item 4. Purpose of Transaction

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person has been a shareholder of the Issuer since 2011, and believes the proposed take-private transaction for the Issuer at a purchase price of $11.47, put forth by Gary Stern, the Issuer's Chairman and Chief Executive Officer, and Ricky Stern, the Issuer's Senior Vice President (and together with certain family investment vehicles its majority and controlling stockholder, the "Stern Group"), grossly undervalues the Issuer.  The Reporting Person had a telephonic meeting with the Chairman and Chief Executive Officer as well as the Chief Financial Officer of the Issuer on April 17, 2020 expressing its views in this regard.  On April 20, 2020 the Reporting Person sent a letter to the Board of Directors of the Issuer (the "Letter") further expressing its views on the undervaluation inherent in the proposed take-private and stated its intention to vote against the transaction in its current form.  The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person has communicated with, and may in the future communicate with, the Issuer's management and Board of Directors about, and may enter into negotiations with them regarding, the foregoing and a broad range of strategic alternatives and may in the future communicate with other shareholders or third parties regarding the Issuer.  The Reporting Person currently has no plans or proposals to, but reserve the right to, effect transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Person has no present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Person may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board of Directors, other stockholders of the Issuer, and other interested parties.

Item 5. Interest in Securities of the Issuer

(a)  583,198 shares of common stock, 8.8%

(b)  583,198 shares of voting power

(c)

Date	Action	Total Quantity	Total Price
03/09	BOUGHT	22,204	9.40
03/10	BOUGHT	2,239	9.50
03/11	BOUGHT	16,299	9.40
03/12	BOUGHT	1,400	8.60
03/16	BOUGHT	11,945	8.70
03/17	BOUGHT	124	8.65
04/09	BOUGHT	76,244	11.01
04/09	BOUGHT	22,000	11.00
04/13	BOUGHT	30,743	11.10

(d)  N/A

(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

See Exhibit 99.1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2020
Dated

/s/ Richard Fullerton
Signature

Richard Fullerton, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).